EXHIBIT A

PROPOSED TERMS OF THE NU SYSTEM MONEY POOL
(Revised November, 2000)

GENERAL

1. The members of the Money Pool (the Pool) are Northeast Utilities (NU), The Connecticut Light and Power Company (CL&P), Western Massachusetts Electric Company (WMECO), Northeast Nuclear Energy Company (NNECO), Holyoke Water Power Company (HWP), The Rocky River Realty Company (RR), The Quinnehtuk Company (Quinnehtuk), Public Service Company of New Hampshire (PSNH), North Atlantic Energy Corporation (North Atlantic), HEC Inc. (HEC), Mode 1 Communications, Inc. (Mode 1), Select Energy, Inc. (Select), NU Enterprises, Inc. (NUEI), Northeast Generation Company (NGC), Northeast Generation Services Company (NGS), Yankee Energy Systems, Inc. (YES), Yankee Gas Services Company (Yankee Gas), Yankee Energy Financial Services Company (Yankee Financial), NorConn Properties, Inc. (NorConn), Yankee Energy Services Company (Yesco) and RMS Services, Inc. (RMS) (collectively, Pool Participants).

2. The Pool will be administered by Northeast Utilities Service Company
(Agent).

3. Each member will determine each day, on the basis of cash flow projections, the amount of surplus funds it has available for contribution to the Pool (Surplus Funds). In addition to its own Surplus Funds, NU may borrow funds from third party lenders (Excess Funds) in order to make these Excess Funds available to meet the borrowing needs of the Pool participants other than YES, Mode 1 and NGC.

CONTRIBUTIONS TO THE POOL

4. Each member may contribute its Surplus Funds to the Pool. NU may also contribute any Excess Funds to the Pool. PSNH may only contribute its Surplus Funds to the Pool if permitted by the New Hampshire Public Utilities Commission.

5. Each member will receive as interest with respect to its Surplus Funds that fraction of the total interest received by the Pool equal to the ratio of the Surplus Funds the member has contributed, times the period in which such Surplus Funds were available, to the total Surplus Funds in the Pool, times the period in which all Surplus Funds were in the Pool. NU will receive the same interest with respect to its Excess Funds that it pays for its Excess Funds. Such interest will be computed on a daily basis and settled once per month.

6. Each member may withdraw any of its Surplus Funds at any time without notice. NU may withdraw its Excess Funds at any time without notice.

BORROWINGS FROM THE POOL

7. Neither NU, YES, NGC nor Mode 1 shall be entitled to borrow from the Pool.

8. No company other than CL&P, NNECO, HWP, RR and Quinnehtuk may borrow Surplus Funds that are attributable to contributions from WMECO until the Massachusetts Department of Telecommunications and Energy or other appropriate Massachusetts regulatory agency which regulates WMECO ("MDTE") has issued an order authorizing WMECO to lend funds to such companies through the Pool. Until the time that such an order is received, all transactions between WMECO and those members permitted to borrow funds attributable to contributions by WMECO will be documented using grid notes.

9. All short-term borrowing needs of members other than NU, YES, NGC and Mode 1, which shall not be entitled to borrow from the Pool, will be met by Surplus Funds in the Pool to the extent such funds are available and to the extent they are not restricted by the conditions specified in paragraph 8. All Pool participantsother than YES Mode 1 and NGC may meet their short-term borrowing needs through Excess Funds made available from NU. The aggregate amount of short-term debt that may be outstanding at any one time, whether through borrowings from the Money Pool or otherwise may not exceed the following:

NU                       $400 Million
CL&P                     $375 Million
WMECO                    $250 Million
PSNH                     $225 Million
HWP                      $  5 Million
North Atlantic           $260 Million
NNECO                    $ 75 Million
YES                      $ 50 Million
Yankee Gas               $100 Million

or such other amount which may be approved and authorized by the Securities and Exchange Commission or the appropriate state agency and the respective board of directors from time to time.

Restrictions on Borrowings under the Pool are summarized as follows:

May Not Borrow from          May Not Borrow
NU's External Borrowings     from Pool

YES                            NU
Mode 1                         YES
NGC                            Mode 1
                               NGC

May Borrow from WMECO Contributions

CL&P
HWP
NNECO
RR
Quinnehtuk

10. All other Pool participantsmay borrow from the Pool and from NU's external borrowings. Loans will be made first to borrowers that cannot access the commercial paper market.

11. Pool participantsborrowing Surplus Funds will pay interest at a rate equal to the daily Federal Funds Effective Rate as quoted by the Federal Reserve Bank of New York. The rate to be used for weekends and holidays will be the prior business day's rate. Members borrowing Excess Funds will pay interest at the same rate that NU pays for those Excess Funds.

12. Loans made by the Pool will be open account advances for periods of less than 12 months, although the Agent may receive upon demand a promissory note evidencing the transaction.

13. All loans made by the Pool from Surplus Funds are payable on demand by the Agent.

14. All loans made by the Pool from Surplus Funds may be prepaid by the borrower without penalty. No loans from Excess Funds shall be prepaid prior to the maturity of the NU borrowing that resulted in the Excess Funds, unless the prepayment can be made without NU incurring additional costs or unless the prepayment is accompanied by payment of any additional costs incurred by NU as a result of such prepayment.

15. If there are more Surplus Funds in the Pool than are necessary to meet the borrowing needs of the members, the Agent will use the Surplus Funds to meet the NU system's compensating balance requirements or invest them on behalf of the Pool directly, or indirectly through an investment fund, in one of the following instruments:


(i)  interest-bearing accounts with banks;

(ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements;

(iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" (or "A-1" or "P-1" or their equivalent for short term debt) by a nationally recognized rating agency;

(iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency;

(v)  moneymarket funds;

(vi)  bank certificates of deposit,

(vii)  Eurodollar funds; and


(viii) as to WMECO contributions, such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder and approved by the MDTE pursuant to Massachusetts General Laws Chapter 164, Section 17A and the regulations thereunder.

TERMINATION

   16. Any member may terminate its participation in the Pool at any time without notice.